Hylsamex, S.A. de C.V.
File No. 82-4252

RECEIVED
2004 JUN 22 A 9:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hylsamex
Mexico's Steel

04030873

SUPPL

HYLSAMEX to Raise US$150 million Through a Primary Equity Offering

MONTERREY, MEXICO, June 14, 2004 -- HYLSAMEX S.A. de C.V. ("The Company", or "HYLSAMEX") (BMV: HylsamxB, HylsamxCPO) announced that if its proposed equity issuance is approved by its shareholders at the meeting which is to take place on June 25, 2004 and authorized by the CNBV ("Mexican Securities Commission"), the Company plans, subject to market conditions, to launch a primary equity offering with the objective of raising approximately US$150 million from the local and international capital markets, subsequently cancelling any unsubscribed shares.

All of the net proceeds of the offering will be used to prepay HYLSAMEX bank debt at the holding company level ("Facility B").

HYLSAMEX has obtained the agreement of the bank lenders under its Facility B to release the "HylsamxB" shares, currently held as collateral for the bank debt, subject to our making a minimum of US$100 million prepayment on amounts outstanding under the Facility B. Consequently, if the offering and minimum prepayment materialize, the HylsamxCPOs will be converted to HylsamxB shares, increasing the number of the "HylsamxB" shares in the market.

Consistent with its strategy to separate HYLSAMEX from its portfolio, ALFA, S.A. de C.V. has announced its decision not to subscribe to the new offering. Shares renounced by ALFA, together with those not subscribed by other existing shareholders will be sold pursuant to this offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the new HYLSAMEX shares. The new HYLSAMEX shares will not be registered under the US Securities Act of 1933, and may not be offered or sold in the United States absent such registration or an applicable exemption from the registration requirements of such act.

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

###

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

For more information contact:

Othon Diaz del Guante
odiaz@hylsamex.com.mx
(52-81) 8865-1240

Ismael De La Garza
idelagarza@hylsamex.com.mx
(52-81) 8865-1224

dlw 6/22

Hylsamex, S.A. de C.V.
File No. 82-4252

Hylsamex
El Acero de México®

HYLSAMEX Planea Obtener US$150 Millones a través de una Colocación Primaria de Capital

MONTERREY, MEXICO, Junio 14, 2004 -- HYLSAMEX S.A. de C.V. ("la Compañía", o "HYLSAMEX") (BMV: HylsamxB, HylsamxCPO) ha anunciado que si la emisión de capital propuesta es aprobada por sus accionistas en la asamblea que tomará lugar el 25 de junio de 2004 y es autorizada por la CNBV, la Compañía planea realizar, sujeto a condiciones de mercado, una colocación primaria de capital con el objetivo de obtener aproximadamente US$150 millones de los mercados de capital locales e internacionales, posteriormente cancelando las acciones no suscritas.

El total de los recursos netos serán utilizados para prepagar deuda bancaria de HYLSAMEX a nivel de la tenedora ("Facility B").

HYLSAMEX ha acordado con sus acreedores bancarios del Facility B la liberación de las acciones "HylsamxB", hasta ahora otorgadas en garantía a esta deuda bancaria, sujeto al prepago de un mínimo de US$100 millones al saldo insoluto del Facility B. Consecuentemente, si la oferta y el prepago mínimo se materializan, los CPOs de HYLSAMEX se convertirán en acciones HylsamxB, incrementando el número de acciones HylsamxB en el mercado.

Consistente con su estrategia de separar a HYLSAMEX de su portafolio, ALFA, S.A. de C.V. anunció su decisión de no suscribir a la nueva oferta. Las acciones renunciadas por ALFA junto con las de otros accionistas actuales que no suscriban serán vendidas en la oferta accionaria.

Este comunicado no constituye un ofrecimiento para vender o la constitución de un ofrecimiento para comprar las nuevas acciones de HYLSAMEX. Para la oferta internacional, las nuevas acciones de HYLSAMEX no serán registradas bajo las regulaciones del "US Securities Act of 1933", y no pueden ser ofrecidas o vendidas en los Estados Unidos sin el registro o la exención correspondiente de los requerimientos de registro de dicha regulación.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 6755 bytes.

Fecha de recepcion: Jun 14 2004 2:06:11:716PM.

Folio de recepcion: 52682.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error


BOLSA MEXICANA DE VALORES

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.


Marca
5726 6677

Fecha de Recepción en BMV: 2004-06-14 14:06:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
14/6/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
HYLSAMEX Planea Obtener US$150 Millones a través de una Colocación Primaria de Capital

Eventos Relevantes:
MONTERREY, MEXICO, Junio 14, 2004 -- HYLSAMEX S.A. de C.V. ("la Compañía", o "HYLSAMEX") (BMV: HylsamxB, HylsamxCPO) ha anunciado que si la emisión de capital propuesta es aprobada por sus accionistas en la asamblea que tomará lugar el 25 de junio de 2004 y es autorizada por la CNBV, la Compañía planea realizar, sujeto a condiciones de mercado, una colocación primaria de capital con el objetivo de obtener aproximadamente US$150 millones de los mercados de capital locales e internacionales, posteriormente cancelando las acciones no suscritas.

El total de los recursos netos serán utilizados para prepagar deuda bancaria de HYLSAMEX a nivel de la tenedora ("Facility B").

HYLSAMEX ha acordado con sus acreedores bancarios del Facility B la liberación de las acciones "HylsamxB", hasta ahora otorgadas en garantía a esta deuda bancaria, sujeto al prepago de un mínimo de US$100 millones al saldo insoluto del Facility B. Consecuentemente, si la oferta y el prepago mínimo se materializan, los CPOs de HYLSAMEX se convertirán en acciones HylsamxB, incrementando el número de acciones HylsamxB en el mercado.

Consistente con su estrategia de separar a HYLSAMEX de su portafolio, ALFA, S.A. de C.V. anunció su decisión de no suscribir a la nueva oferta. Las acciones renunciadas por ALFA junto con las de otros accionistas actuales que no suscriban serán vendidas en la oferta accionaria.

Este comunicado no constituye un ofrecimiento para vender o la constitución de un ofrecimiento para comprar las nuevas acciones de HYLSAMEX. Para la oferta internacional, las nuevas acciones de HYLSAMEX no serán registradas bajo las regulaciones del "US Securities Act of 1933", y no pueden ser ofrecidas o vendidas en los Estados Unidos sin el registro o la exención correspondiente de los requerimientos de registro de dicha regulación.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior:

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: ACTINSAC.ens

Longitud del sobre: 8432 bytes.

Fecha de recepcion: Jun 11 2004 3:46:26:710PM.

Folio de recepcion: 52585.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
actinsac.bmv	1	Actualización de la Inscripción

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error


BOLSA MEXICANA DE VALORES

Actualización de la Inscripción de Acciones de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2004-06-11 15:46:00.0

Prefijo:
ACTINSAC

Clave Cotización:
HYLSAMX

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo de Asamblea:
EXTRAORDINARIA

Fecha de Asamblea:
25/6/2004

Descripción del Acto o Motivo:
En cumplimiento a lo dispuesto en la fracción II del Artículo 35 de las Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores emitidas por la H. Comisión Nacional Bancaria y de Valores y publicadas en el Diario Oficial de la Federación el 19 de marzo de 2003, a continuación se presenta un informe con la descripción de (i) el acto corporativo que motiva la actualización de la inscripción de las acciones representativas del capital social de Hylsamex, S.A. de C.V. ("Hylsamex") en las Secciones de Valores y Especial del Registro Nacional de Valores, (ii) los efectos del mismo sobre los accionistas, así como (iii) las posibles diferencias que pudieran tener dichos valores con motivo del acto corporativo objeto de la actualización de la inscripción:

Las razones que motivan dicha emisión de capital son:

" Hylsamex pretende aprovechar una ventana de oportunidad única para sanear su situación financiera, mediante la captación de capital adicional, auxiliando a una industria mexicana a reestructurar sus pasivos corporativos, mejorando en forma evidente su perfil financiero y permitiendo su consolidación como una emisora plenamente pública.

" El valor que se pretende emitir, permitirá concretar los objetivos estratégicos de Hylsamex y de Alfa, S.A. de C.V. ("Alfa") de transferir la participación de esta última en Hylsamex de forma ordenada y cuidadosa de los intereses de los inversionistas de ambas empresas.
Hylsamex llevará a cabo una Asamblea General Extraordinaria de Accionistas con el objeto de resolver, entre otros asuntos, sujeto a la aprobación de la Comisión Nacional Bancaria y de Valores el incremento en el capital social en su parte mínima fija no sujeta a retiro mediante la emisión al amparo del primer párrafo de la fracción II del Artículo 14 Bis 3 de la Ley del Mercado de Valores, de una nueva Serie "L", integrada por el número de acciones que determine la Asamblea, con las siguientes características: no suscritas, de voto restringido, nominativas, de libre circulación, sin expresión de valor nominal. Dichas acciones serán convertibles en acciones ordinarias con plenos derechos de voto de la Serie "B", actualmente en circulación, al término de un año contado a partir de la fecha de su primera cotización en la Bolsa Mexicana de Valores, S.A. de C.V.

Efectos sobre los Accionistas:
La actualización de la inscripción de las acciones representativas del capital social de Hylsamex en las Secciones de Valores y Especial del Registro Nacional de Valores no afectará por sí misma a los actuales accionistas. Ahora bien, como en todo aumento en el capital social de una sociedad anónima, el mismo conllevará la correspondiente dilución en su participación en el capital social, en caso, de que el accionista no ejercite su derecho de suscripción preferente de conformidad con el artículo 132 de la Ley General de Sociedades Mercantiles y los estatutos sociales de Hylsamex.

Cabe mencionar que Hylsamex observará y respetará puntualmente el mencionado derecho de suscripción preferente de los accionistas que no renuncien al mismo, en términos de las disposiciones jurídicas que resulten aplicables.

Nota comparativa respecto a las diferencias más relevantes:
Una vez actualizada la inscripción de los valores de capital inscritos por Hylsamex en el Registro Nacional de Valores, se cotizarían en el mercado: (i) *acciones ordinarias de la Serie "B" con plenos derechos de voto; (ii) acciones* con voto restringido de la Serie "L", mismas que tendrían el derecho de participar en las Asambleas de Accionistas que se reúnan para tratar los siguientes asuntos: (a) transformación de Hylsamex; (b) fusión con otra sociedad en carácter de fusionada o fusión con otra sociedad en carácter de fusionante siempre que la fusionada tenga objetos sociales que no estén relacionados o sean conexos a los de la fusionante; y (c) la cancelación de la inscripción de las acciones emitidas por Hylsamex de las Secciones de Valores o Especial del Registro Nacional de Valores a cargo de la Comisión Nacional Bancaria y de Valores. Siempre que representen cuando menos un diez por ciento del capital social, los tenedores de acciones Serie "L" tendrán derecho a designar un Consejero Propietario y su respectivo suplente para integrar el Consejo de Administración de Hylsamex. En caso de que dicho derecho no sea ejercido, las acciones de la Serie "L", por resolución que sea adoptada en Asamblea Especial para tal propósito designarán a por lo menos dos consejeros y sus suplentes y, en su caso, para realizar las revocaciones o sustituciones correspondientes.

Las acciones de la serie "L" tendrán un conversión forzosa y automática al término del primer año de su cotización en la Bolsa, en acciones ordinarias de la Serie "B" con plenos derechos de voto.

Es importante mencionar que los recursos que se obtengan, se destinarán al pago de los pasivos garantizados con la caución bursátil sobre acciones serie "B" de Hylsamex otorgada por Alfa, de tal suerte que se pretende liberar dicho gravamen a efecto de canjear los CPO's por acciones de la serie "B".